                                    Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2021 THIRD QUARTER RESULTS

Financial Highlights for Fiscal 2021 Third Quarter

•	Gross Bookings improved to $598.8 million in 3Q21 versus $213.0 million in 2Q21, reflecting an increase of 181.5% QoQ, in constant currency(1).
•	Air Ticketing Revenue improved to $18.2 million in 3Q21 versus $10.9 million in 2Q21. Adjusted Margin(2) for Air Ticketing increased to $26.0 million in 3Q21 versus $11.9 million in 2Q21.
•	Hotels and Packages Revenue improved to $24.4 million in 3Q21 versus $4.4 million in 2Q21. Adjusted Margin(2) for Hotels and Packages increased to $25.2 million in 3Q21 versus $5.5 million in 2Q21.
•	Bus Ticketing Revenue improved to $10.1 million in 3Q21 versus $2.7 million in 2Q21. Adjusted Margin(2) for Bus Ticketing increased to $9.0 million in 3Q21 versus $2.5 million in 2Q21.
•	Other Revenue improved to $4.1 million in 3Q21 versus $3.1 million in 2Q21. Adjusted Margin(2) – Others increased to $4.1 million in 3Q21 versus $3.1 million in 2Q21.
•

Results from Operating Activities was a loss of $7.3 million in 3Q21 versus a loss of $26.1 million in 2Q21, reflecting an improvement of $18.8 million QoQ; and an improvement of $17.1 million YoY versus a loss of $24.4 million in 3Q20.

•

Adjusted Operating Profit(2) was $5.2 million in 3Q21 versus Adjusted Operating Loss(2) of $12.9 million in 2Q21, reflecting an improvement of $18.1 million QoQ; and an improvement of $16.2 million YoY versus a loss of $11.0 million in 3Q20.

Gurugram, India and New York, January 28, 2021 — MakeMyTrip Limited (NASDAQ: MMYT), India’s leading online travel company, today announced its unaudited interim financial and operating results for its fiscal third quarter ended December 31, 2020.

Our business volumes for 3Q21 when compared to the same quarter for the prior year have continued to be significantly and negatively impacted by the economic and business conditions caused by the COVID-19 pandemic. With nationwide government-imposed lockdown orders being gradually lifted since late May 2020, we have seen continued recovery in domestic travel demand, with significant sequential quarter on quarter improvements across all our lines of businesses. International travel demand recovery continues to remain muted as most cross border restrictions are still in place.

“MakeMyTrip continues to stay focused on business revival led by gradual recovery in India’s domestic travel demand, although revival of international travel demand is likely to take much longer” said Deep Kalra, Group Executive Chairman. “In addition, our cost optimization initiatives have helped us to deliver on our strategic goal of achieving Adjusted Operating Profitability(2) during the reported quarter.”

Fiscal 2021 Third Quarter Financial Results

Revenue. We generated revenue of $56.8 million in the quarter ended December 31, 2020, a decrease of 61.3% (59.6% in constant currency) over revenue of $146.9 million in the quarter ended December 31, 2019, primarily as a result of a decrease of 62.1% (60.4% in constant currency) in our Revenue – air ticketing, a decrease of 66.6% (65.0% in constant currency) in our Revenue – hotels and packages, a decrease of 43.1% (40.5% in constant currency) in our Revenue – bus ticketing, and a decrease of 49.9% (47.8% in constant currency) in our Revenue – others, each as further described below. The decrease in revenue was primarily due to the continued impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions. Our revenue in the current reported quarter increased from $21.1 million in the quarter ended September 30, 2020; an improvement of $35.7 million quarter on quarter due to gradual recovery in travel demand.

The table below summarizes our segment profitability in terms of revenue and Adjusted Margin in each segment. For more information, see “Information About Reportable Segments” in our condensed consolidated interim financial statements included elsewhere in this release. Also see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

	For the three months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		Others*
	2019	2020	2019	2020	2019	2020	2019		2020
	(Amounts in USD thousands)
Revenue as per IFRS	47,911	18,168	72,989	24,405	17,737	10,096	8,252		4,137
Add: Customer inducement costs recorded as a reduction of revenue	23,056	7,837	76,578	6,916	4,819	77	528		4
Less: Service cost*	27	—	43,273	6,167	1,739	1,145	169	*	19	*
Adjusted Margin(2)	70,940	26,005	106,294	25,154	20,817	9,028	8,611		4,122

*	Certain loyalty program costs amounting to $0.008 million have been excluded from service cost (three months ended December 31, 2019: $1.4 million) relating to “Others”.

Air Ticketing. Revenue from our air ticketing business decreased by 62.1% (60.4% in constant currency) to $18.2 million in the quarter ended December 31, 2020 from $47.9 million in the quarter ended December 31, 2019. Adjusted Margin from our air ticketing business decreased by 63.3% (61.7% in constant currency) to $26.0 million in the quarter ended December 31, 2020, from $70.9 million in the quarter ended December 31, 2019. Adjusted Margin – air ticketing includes customer inducement costs of $7.8 million in the quarter ended December 31, 2020 and $23.1 million in the quarter ended December 31, 2019, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. This decrease in Adjusted Margin – air ticketing was due to a decrease in gross bookings of 64.7% (63.1% in constant currency) primarily driven by 54.2% decrease in the number of air ticketing flight segments year over year, primarily due to the continued impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions. Further, our Adjusted Margin % (defined as Adjusted Margin as a percentage of gross bookings and previously labeled adjusted net revenue margin) was 7.5% in the quarter ended December 31, 2020 compared to 7.2% in the quarter ended December 31, 2019 and 8.0% in the quarter ended September 30, 2020. The increase in Adjusted Margin % was due to incremental incentives from our suppliers in the quarter ended December 31, 2020.

Our Revenue from our air ticketing business increased to $18.2 million in the quarter ended December 31, 2020 from $10.9 million in the quarter ended September 30, 2020, representing an improvement of $7.3 million quarter on quarter due to gradual recovery in travel demand. Our Adjusted Margin from our air ticketing business increased to $26.0 million in the quarter ended December 31, 2020 from $11.9 million in the quarter ended September 30, 2020, representing an improvement of $14.1 million quarter on quarter due to gradual recovery in travel demand.

Hotels and Packages. Revenue from our hotels and packages business decreased by 66.6% (65.0% in constant currency) to $24.4 million in the quarter ended December 31, 2020, from $73.0 million in the quarter ended December 31, 2019. Our Adjusted Margin– hotels and packages decreased by 76.3% (75.1% in constant currency) to $25.2 million in the quarter ended December 31, 2020 from $106.3 million in the quarter ended December 31, 2019. Adjusted Margin – hotels and packages includes customer inducement costs of $6.9 million in the quarter ended December 31, 2020 and $76.6 million in the quarter ended December 31, 2019, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin are intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. Gross bookings decreased by 70.2% (68.9% in constant currency) primarily driven by 63.1% decrease in the number of hotel-room nights year over year, primarily due to the continued impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions. Our Adjusted Margin % in the quarter ended December 31, 2020 was 17.9% as compared to 22.5% in the quarter ended December 31, 2019 and 16.9% in the quarter ended September 30, 2020. The decrease was primarily due to margin reductions for certain categories of hotels to support our hotel service providers during the COVID-19 pandemic and also due to lower share of high-margin budget hotels.

Our Revenue from our hotels and packages business increased to $24.4 million in the quarter ended December 31, 2020 from $4.4 million in the quarter ended September 30, 2020, representing an improvement of $20.0 million quarter on quarter due to gradual recovery in travel demand. Our Adjusted Margin from our hotels and packages business increased to $25.2 million in the quarter ended December 31, 2020 from $5.5 million in the quarter ended September 30, 2020, representing an improvement of $19.7 million quarter on quarter due to gradual recovery in travel demand.

Bus Ticketing. Revenue from our bus ticketing business decreased by 43.1% (40.5% in constant currency) to $10.1 million in the quarter ended December 31, 2020, from $17.7 million in the quarter ended December 31, 2019. Adjusted Margin from our bus ticketing business decreased by 56.6% (54.6% in constant currency) to $9.0 million in the quarter ended December 31, 2020 from $20.8 million in the quarter ended December 31, 2019. Adjusted Margin – bus ticketing includes customer inducement costs of $0.1 million in the quarter ended December 31, 2020 and $4.8 million in the quarter ended December 31, 2019, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue. Gross bookings decreased by 54.7% (52.6% in constant currency) driven by 51.6% decrease in the number of bus tickets travelled year over year, primarily due to the continued impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions.

Our Revenue from our bus ticketing business increased to $10.1 million in the quarter ended December 31, 2020 from $2.7 million in the quarter ended September 30, 2020, representing an improvement of $7.4 million improvement quarter on quarter due to gradual recovery in travel demand. Our Adjusted Margin from our bus ticketing business increased to $9.0 million in the quarter ended December 31, 2020 from $2.5 million in the quarter ended September 30, 2020, representing an improvement of $6.5 million quarter on quarter due to gradual recovery in travel demand.

Other Revenue. Other revenue decreased by 49.9% (47.8% in constant currency) to $4.1 million in the quarter ended December 31, 2020, from $8.3 million in the quarter ended December 31, 2019. Our Adjusted Margin – others decreased to $4.1 million in the quarter ended December 31, 2020 from $8.6 million in the quarter ended December 31, 2019. This was primarily due to lower insurance income, advertisement income and other ancillary revenues due to the continued impact of the COVID-19 pandemic, including lower travel demand due to travel restrictions, which was partially offset by higher brand alliance income in the quarter ended December 31, 2020. Adjusted Margin – others include customer inducement costs of $0.004 million in the quarter ended December 31, 2020 and $0.5 million in the quarter ended December 31, 2019, recorded as a reduction of revenue. These customer inducement costs added back to Adjusted Margin is intended to reflect the way we view our ongoing business. Under IFRS, these customer inducement costs are required to be recorded as a reduction of revenue.

Our other revenue increased to $4.1 million in the quarter ended December 31, 2020 from $3.1 million in the quarter ended September 30, 2020, representing an improvement of $1.0 million quarter on quarter due to gradual recovery in travel demand. Our Adjusted Margin – Others increased to $4.1 million in the quarter ended December 31, 2020 from $3.1 million in the quarter ended September 30, 2020, representing an improvement of $1.0 million quarter on quarter due to gradual recovery in travel demand.

Other Income. Other income decreased to $0.5 million in the quarter ended December 31, 2020 from $0.8 million in the quarter ended December 31, 2019.

Personnel Expenses. Personnel expenses decreased by 16.0% to $26.6 million in the quarter ended December 31, 2020 from $31.7 million in the quarter ended December 31, 2019 due to cost saving measures (including salary reductions) that we have implemented in response to market conditions beginning in April 2020 and right sizing our headcount largely in our packages business in 1Q21. Based on signs of recovery in our businesses, the majority of the salary reductions that we implemented in April were restored in a phased manner to pre-COVID levels. A reduction in share based compensation costs contributed to 13.5% of the decrease in personnel expenses year on year.

Marketing and sales promotion expenses. Marketing and sales promotion expenses decreased by 82.7% to $7.8 million in the quarter ended December 31, 2020 from $45.0 million in the quarter ended December 31, 2019. The decrease in marketing and sales promotion expenses was due to the significant curtailment of these variable costs and cancellation of all discretionary marketing and sales promotion spends such as events and brand building due to the impact of the COVID-19 pandemic. Our marketing expenses primarily include online video and display advertising on websites, television and in print, search engine marketing, referrals from meta-search and travel research websites and other media costs such as public relations and sponsorships.

Additionally, we have incurred customer inducement costs recorded as a reduction of revenue and certain loyalty program costs of $14.8 million in the quarter ended December 31, 2020 and $105.0 million in the quarter ended December 31, 2019. The details are as follows:

	For the three months ended December 31
	2019	2020
	(Amounts in USD thousands)
Marketing and sales promotion expenses as per IFRS	44,994	7,795
Customer inducement costs recorded as a reduction of revenue	104,981	14,834
Certain loyalty program costs related to Others revenue	1,418	8

Other Operating Expenses. Other operating expenses decreased by 62.7% to $15.0 million in the quarter ended December 31, 2020 from $40.3 million in the quarter ended December 31, 2019, primarily due to a decrease in payment gateway charges and outsourcing fees as a result of less bookings due to lower travel demand and nation-wide lockdown implemented in India due to the COVID-19 pandemic. We have also significantly ramped down our outsourced teams at our call centres and various other general and administrative expenses in response to market conditions, which led to a further decrease in our operating expenses in the quarter ended December 31, 2020.

Depreciation and Amortization. Our depreciation and amortization expenses were $7.9 million in the quarter ended December 31, 2020 in comparison to $8.5 million in the quarter ended December 31, 2019.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities were a loss of $7.3 million in the quarter ended December 31, 2020 as compared to a loss of $24.4 million in the quarter ended December 31, 2019. Our Adjusted Operating Profit was $5.2 million in the quarter ended December 31, 2020 as compared to an Adjusted Operating Loss of $11.0 million in the quarter ended December 31, 2019. Our results from operating activities were a loss of $7.3 million in the quarter ended December 31, 2020 as compared to a loss of $26.1 million in the quarter ended September 30, 2020, representing an improvement of $18.8 million quarter on quarter due to gradual recovery in travel demand. Our Adjusted Operating Profit was $5.2 million in the quarter ended December 31, 2020 compared with an Adjusted Operating Loss of $12.9 million in the quarter ended September 30, 2020, representing an improvement of $18.1 million quarter on quarter due to gradual recovery in travel demand. For a description of the components and calculation of “Adjusted Operating Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Results from operating activities”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Net Finance (Income) Cost. Our net finance income was $3.9 million in the quarter ended December 31, 2020 as compared to net finance cost of $5.2 million in the quarter ended December 31, 2019, primarily due to the interest income on fixed deposits and net foreign exchange gain in quarter ended December 31, 2020 mainly as a result of the appreciation of the Indian Rupee against the U.S. dollar as at December 31, 2020 as compared to September 30, 2020.

Loss for the period. As a result of the foregoing factors, our loss for the quarter ended December 31, 2020 was $3.5 million as compared to a loss of $29.5 million in the quarter ended December 31, 2019. Our Adjusted Net Profit was $7.7 million in the quarter ended December 31, 2020, as compared to Adjusted Net Loss of $15.8 million in the quarter ended December 31, 2019. Our loss was $3.5 million for the quarter ended December 31, 2020 as compared to a loss of $21.2 million in the quarter ended September 30, 2020, representing an improvement of $17.7 million quarter on quarter due to gradual recovery in travel demand. Our Adjusted Net Profit was $7.7 million in the quarter ended December 31, 2020 as compared to an Adjusted Net Loss of $7.8 million in the quarter ended September 30, 2020, representing an improvement of $15.5 million quarter on quarter due to gradual recovery in travel demand. For a description of the components and calculation of “Adjusted Net Profit (Loss)” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “Profit (loss) for the period”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Diluted Loss per share. Diluted loss per share was $0.03 for the quarter ended December 31, 2020 as compared to diluted loss per share of $0.28 in the quarter ended December 31, 2019. Our Adjusted Diluted Earnings per share was $0.07 in the quarter ended December 31, 2020, as compared to Adjusted Diluted Loss per share of $0.15 in the quarter ended December 31, 2019. For a description of the components and calculation of “Adjusted Diluted Earnings (Loss) per Share” and a reconciliation of this non-IFRS measure to the most directly comparable IFRS measure “diluted earnings (loss) per share”, see — “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release.

Liquidity. As at December 31, 2020, the balance of cash and cash equivalents and term deposits on our balance sheet was $227.6 million. In addition, we have secured credit and guarantee facilities of approximately $100 million, which includes a $70 million facility from an affiliate of our largest shareholder and the balance from a commercial bank in India. As of December 31, 2020, the credit facilities remained undrawn.

Notes:

(1)

Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.

(2)

This is a non-IFRS measure.  For more information, see “About Key Performance Indicators and Non-IFRS Measures” elsewhere in this release. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board. In addition, reconciliations of non-IFRS measures to IFRS financial measures, and operating results are included at the end of this release.

Share Repurchase

On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. On January 22, 2016, our Board of Directors authorized the Company to increase the share repurchase plan to an amount aggregating up to $150 million at a price per ordinary share not exceeding $21.50 until November 30, 2021. There were no repurchases pursuant to the share repurchase plan during the fiscal 2021 third quarter. As of December 31, 2020, we had remaining authority to repurchase up to approximately $136.0 million of our outstanding ordinary shares.

Conference Call

MakeMyTrip will host a conference call to discuss the Company’s results for the quarter ended December 31, 2020 beginning at 7:30 AM EST on January 28, 2021. To participate, please dial + 1-(844)-883-3862 from within the U.S. or +1-(574)-990-9829 from any other country. Thereafter, callers will be prompted to enter the participant passcode 9454898. A live webcast of the conference call will also be available through the “Investor Relations” section of the Company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for one week by dialing +1-(855)-859-2056 and using passcode 9454898. A one-month replay of the live webcast will also be available at “Investor Relations” section of the Company’s website at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Key Performance Indicators and Non-IFRS Measures

We evaluate our financial performance in each of our reportable segments based on our key performance indicator, Adjusted Margin, a segment profitability measure, which represents IFRS revenue after adding back customer inducement costs in the nature of customer incentives, customer acquisition costs and loyalty program costs which are reported as a reduction of revenue, and deducting the cost of acquisition of services primarily relating to sales to customers where the company acts as the principal. In fiscal year 2019 and 2020, we referred to Adjusted Margin as “Adjusted Revenue”. We believe Adjusted

Margin is a more accurate representation reflecting the margins in the business. Similarly, in fiscal year 2019 and 2020, we referred to Adjusted Margin % as “Adjusted Revenue Margin”. The presentation of these segment profitability measures and key performance indicators is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our Adjusted Margin and Adjusted Margin % may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

As certain parts of our revenues are recognized on a “net” basis when we are acting as an agent, and other parts of our revenue are recognized on a “gross” basis when we are acting as the principal, we evaluate our financial performance in each of our reportable segments based on Adjusted Margin, which is a segment profitability measure, as we believe that Adjusted Margin reflects the value addition of the travel services that we provide to our customers. Income from packages, including income on airline tickets sold to customers as a part of tours and packages is accounted for on a gross basis as the Company controls the services before such services are transferred to travelers. Revenue from the packages business which is accounted for on a “gross” basis represents the total amount paid by customers for these travel services and products, while our cost of procuring the relevant services and products for sale to our customers in this business is classified as service cost.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal period.

We also refer to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share which are non-IFRS measures and most directly comparable to results from operating activities, profit (loss) and diluted earnings (loss) per share for the year, respectively, each of which is an IFRS measure. We use financial measures that exclude share-based compensation expense, all merger and acquisitions related expenses, amortization of acquired intangibles, impairment of intangible assets and goodwill, change in financial liability relating to acquisitions, share of loss (profit) of equity-accounted investees, impairment in respect of equity-accounted investees, gain on disposal of an equity-accounted investee, income tax expense (benefit) and provision for litigations for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors. Because of varying available valuation methodologies and subjective assumptions that companies can use when adopting IFRS 2 “Share based payment,” management believes that providing non-IFRS measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies. We believe that our current calculations of Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss), Adjusted Margin %, Adjusted Diluted Earnings (Loss) per Share and change in constant currency represent a balanced approach to adjusting for the impact of certain discrete, unusual or non-cash items which are useful in measuring our results and provide useful information to investors and analysts. We believe that investors and analysts use these non-IFRS measures and key performance indicators to compare our company and our performance to that of our global peers. However, the presentation of these non-IFRS measures and key performance indicators are not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures and key performance indicators may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation. The IFRS measures most directly comparable to Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share are results from operating activities, profit (loss) for the period and diluted earnings (loss) per share, respectively.

A limitation of using Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share instead of operating profit (loss), profit (loss) and diluted earnings (loss) per share calculated in accordance with IFRS as issued by the IASB is that these non-GAAP financial measures exclude a recurring cost, namely share-based compensation. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Operating Profit (Loss), Adjusted Net Profit (Loss) and Adjusted Diluted Earnings (Loss) per Share.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "will", "project", "seek", "should" and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, a slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT's infrastructure and technology, loss of services of MMYT's key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT's 20-F dated August 17, 2020, filed with the United States Securities and Exchange Commission. COVID-19, and the volatile regional and global economic conditions stemming from it, and additional or unforeseen effects from the COVID-19 pandemic, could also continue to give rise to or aggravate these risk factors, which in turn could continue to materially adversely affect our business, financial condition, liquidity, results of operations (including revenues and profitability) and/or stock price. Further, COVID-19 may also affect our operating and financial results in a manner that is not presently known to us or that we currently do not consider to present significant risks to our operations. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited

MakeMyTrip Limited is India's leading online travel company. We own and operate well recognized online brands, including MakeMyTrip, Goibibo and redBus. Through our primary websites, www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing.

We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, a comprehensive set of domestic accommodation properties in India and a wide selection of properties outside of India, Indian Railways and all major Indian bus operators.

For more details, please contact:

Jonathan Huang

Vice President - Investor Relations

MakeMyTrip Limited

+1 (917) 769-2027

jonathan.huang@go-mmt.com

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

(Amounts in USD thousands)

	As at March 31, 2020	As at December 31, 2020
Assets
Property, plant and equipment	35,997	23,827
Intangible assets and goodwill	721,990	727,625
Trade and other receivables, net	2,658	2,239
Investment in equity-accounted investees	5,363	5,319
Other investments	3,683	4,983
Term deposits	207	170
Non-current tax assets	34,160	23,689
Other non-current assets	131	101
Total non-current assets	804,189	787,953
Inventories	36	44
Current tax assets	4,447	2
Trade and other receivables, net	53,407	21,807
Term deposits	37,823	30,289
Other current assets	53,428	45,307
Cash and cash equivalents	129,881	197,095
Total current assets	279,022	294,544
Total assets	1,083,211	1,082,497
Equity
Share capital	52	52
Share premium	1,985,555	2,005,669
Reserves	(1,345)	(45)
Accumulated deficit	(1,147,597)	(1,205,795)
Share based payment reserve	135,738	146,678
Foreign currency translation reserve	(114,166)	(97,349)
Total equity attributable to equity holders of the Company	858,237	849,210
Non-controlling interests	4,055	3,620
Total equity	862,292	852,830
Liabilities
Loans and borrowings#	21,613	14,827
Employee benefits	6,335	6,182
Contract liabilities	1,548	737
Deferred tax liabilities, net	1,777	1,407
Other non-current liabilities	9,775	9,646
Total non-current liabilities	41,048	32,799
Loans and borrowings#	3,971	2,848
Trade and other payables	70,747	51,917
Contract liabilities	33,364	38,515
Other current liabilities	40,989	72,788
Provisions	30,800	30,800
Total current liabilities	179,871	196,868
Total liabilities	220,919	229,667
Total equity and liabilities	1,083,211	1,082,497

(#)	Loan and borrowings includes lease liabilities amounting to $16.9 million as at December 31, 2020 (as at March 31, 2020: $24.6 million) on account of adoption of IFRS 16 Leases from April 1, 2019.

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(Amounts in USD thousands, except per share data and share count)

	For the three months ended December 31		For the nine months ended December 31
	2019	2020	2019	2020
Revenue
Air ticketing	47,911	18,168	138,516	32,797
Hotels and packages	72,989	24,405	188,276	29,914
Bus ticketing	17,737	10,096	50,315	13,086
Other revenue	8,252	4,137	29,476	8,422
Total revenue	146,889	56,806	406,583	84,219
Other income	781	479	968	2,255
Service cost
Procurement cost of hotels and packages services	43,273	6,167	117,330	6,801
Other cost of providing services	3,353	1,172	9,600	1,582
Personnel expenses	31,659	26,579	95,380	76,915
Marketing and sales promotion expenses	44,994	7,795	139,574	10,973
Other operating expenses	40,273	15,020	119,608	32,955
Depreciation and amortization	8,492	7,895	25,211	25,248
Result from operating activities	(24,374)	(7,343)	(99,152)	(68,000)
Finance income	650	4,491	2,812	10,585
Finance costs	5,860	634	12,479	2,025
Net finance income (costs)	(5,210)	3,857	(9,667)	8,560
Share of profit (loss) of equity-accounted investees	(15)	(83)	(1)	(142)
Loss before tax	(29,599)	(3,569)	(108,820)	(59,582)
Income tax benefit (expense)	88	73	(86)	339
Loss for the period	(29,511)	(3,496)	(108,906)	(59,243)
Other comprehensive income (loss)
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit liability	(150)	—	(269)	500
Equity instruments at FVOCI - net change in fair value	179	1,041	590	1,300
	29	1,041	321	1,800
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	(10,512)	6,214	(26,217)	16,814
Other comprehensive income (loss) for the period, net of tax	(10,483)	7,255	(25,896)	18,614
Total comprehensive income (loss) for the period	(39,994)	3,759	(134,802)	(40,629)
Profit (Loss) attributable to:
Owners of the Company	(29,468)	(3,393)	(109,024)	(58,811)
Non-controlling interests	(43)	(103)	118	(432)
Profit (Loss) for the period	(29,511)	(3,496)	(108,906)	(59,243)
Total comprehensive income (loss) attributable to:
Owners of the Company	(39,903)	3,858	(134,830)	(40,194)
Non-controlling interests	(91)	(99)	28	(435)
Total comprehensive Income (loss) for the period	(39,994)	3,759	(134,802)	(40,629)
Loss per share (in USD)
Basic	(0.28)	(0.03)	(1.04)	(0.55)
Diluted	(0.28)	(0.03)	(1.04)	(0.55)
Weighted average number of shares (including Class B Shares)
Basic	105,278,971	106,907,710	104,999,149	106,565,135
Diluted	105,278,971	106,907,710	104,999,149	106,565,135

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

(Amounts in USD thousands)

	Attributable to equity holders of the Company
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non- Controlling Interests	Total Equity
Balance as at April 1, 2020	52	1,985,555	(1,345)	(1,147,597)	135,738	(114,166)	858,237	4,055	862,292
Total comprehensive income (loss) for the period
Profit (loss) for the period	—	—	—	(58,811)	—	—	(58,811)	(432)	(59,243)
Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	16,817	16,817	(3)	16,814
Equity instruments at FVOCI - net change in fair value	—	—	1,300	—	—	—	1,300	—	1,300
Remeasurement of defined benefit liability	—	—	—	500	—	—	500	—	500
Total other comprehensive income (loss)	—	—	1,300	500	—	16,817	18,617	(3)	18,614
Total comprehensive income (loss) for the period	—	—	1,300	(58,311)	—	16,817	(40,194)	(435)	(40,629)
Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	31,167	—	31,167	—	31,167
Issue of ordinary shares on exercise of share based awards	—	20,114	—	—	(20,114)	—	—	—	—
Transfer to accumulated deficit on expiry of share based awards	—	—	—	113	(113)	—	—	—	—
Total contributions by owners	—	20,114	—	113	10,940	—	31,167	—	31,167
Balance as at December 31, 2020	52	2,005,669	(45)	(1,205,795)	146,678	(97,349)	849,210	3,620	852,830

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

(Amounts in USD thousands)

	For the nine months ended December 31
	2019	2020
Loss for the period	(108,906)	(59,243)
Adjustments for non-cash items	63,136	43,952
Change in working capital	(14,624)	78,953
Net cash generated from (used in) operating activities	(60,394)	63,662
Net cash generated from (used in) investing activities	56,015	6,958
Net cash generated from (used in) financing activities	(8,939)	(3,674)
Increase (decrease) in cash and cash equivalents	(13,318)	66,946
Cash and cash equivalents at beginning of the period	177,990	129,881
Effect of exchange rate fluctuations on cash held	(1,466)	268
Cash and cash equivalents at end of the period	163,206	197,095

MAKEMYTRIP LIMITED

INFORMATION ABOUT REPORTABLE SEGMENTS

(UNAUDITED)

(Amounts in USD thousands)

	For the three months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		All other segments**		Total
Particulars	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
Consolidated Revenue	47,911	18,168	72,989	24,405	17,737	10,096	8,252	4,137	146,889	56,806
Add: Customer inducement costs recorded as a reduction of revenue*	23,056	7,837	76,578	6,916	4,819	77	528	4	104,981	14,834
Less: Service cost**	27	—	43,273	6,167	1,739	1,145	169	19	45,208	7,331
Adjusted Margin	70,940	26,005	106,294	25,154	20,817	9,028	8,611	4,122	206,662	64,309
Other income									781	479
Personnel expenses									(31,659)	(26,579)
Marketing and sales promotion expenses									(44,994)	(7,795)
Customer inducement costs recorded as a reduction of revenue*									(104,981)	(14,834)
Certain loyalty program costs related to "All other segments"**									(1,418)	(8)
Other operating expenses									(40,273)	(15,020)
Depreciation and amortization									(8,492)	(7,895)
Finance income									650	4,491
Finance costs									(5,860)	(634)
Share of profit (loss) of equity- accounted investees									(15)	(83)
Loss before tax									(29,599)	(3,569)

	For the nine months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		All other segments**		Total
Particulars	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
Consolidated Revenue	138,516	32,797	188,276	29,914	50,315	13,086	29,476	8,422	406,583	84,219
Add: Customer inducement costs recorded as a reduction of revenue*	63,724	9,197	223,793	8,797	13,873	235	1,570	5	302,960	18,234
Less: Service cost**	315	6	117,330	6,801	5,373	1,459	286	29	123,304	8,295
Adjusted Margin	201,925	41,988	294,739	31,910	58,815	11,862	30,760	8,398	586,239	94,158
Other income									968	2,255
Personnel expenses									(95,380)	(76,915)
Marketing and sales promotion expenses									(139,574)	(10,973)
Customer inducement costs recorded as a reduction of revenue*									(302,960)	(18,234)
Certain loyalty program costs related to "All other segments"**									(3,626)	(88)
Other operating expenses									(119,608)	(32,955)
Depreciation and amortization									(25,211)	(25,248)
Finance income									2,812	10,585
Finance costs									(12,479)	(2,025)
Share of profit (loss) of equity- accounted investees									(1)	(142)
Loss before tax									(108,820)	(59,582)

*

For purposes of reporting to the Chief Operating Decision Maker (CODM), the segment profitability measure i.e. Adjusted Margin is arrived by adding back certain customer inducement costs including customer’s incentives, customer acquisition cost and loyalty program costs, which are recorded as a reduction of revenue and adding back service cost.

**

Certain loyalty program costs are excluded from service cost amounting to USD 8 and USD 88, for the three months and nine months ended December 31, 2020, respectively, (USD 1,418 and USD 3,626 for three months and nine months ended December 31, 2019, respectively) for “All other segments”.

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES AND KEY PERFORMANCE INDICATORS (Unaudited)

(Amounts in USD thousands, except per share data)

The following table reconciles our revenue (an IFRS measure) to Adjusted Margin (a segment profitability measure):

	For the three months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		Others*
	2019	2020	2019	2020	2019	2020	2019		2020
	(Amounts in USD thousands)
Revenue as per IFRS	47,911	18,168	72,989	24,405	17,737	10,096	8,252		4,137
Add: Customer inducement costs recorded as a reduction of revenue	23,056	7,837	76,578	6,916	4,819	77	528		4
Less: Service cost*	27	—	43,273	6,167	1,739	1,145	169	*	19	*
Adjusted Margin(2)	70,940	26,005	106,294	25,154	20,817	9,028	8,611		4,122

*	Certain loyalty program costs amounting to $8 have been excluded from service cost for the three months ended December 31, 2020 (three months ended December 31, 2019: $1,418) relating to “Others”.

	For the nine months ended December 31
	Air ticketing		Hotels and packages		Bus ticketing		Others*
	2019	2020	2019	2020	2019	2020	2019		2020
	(Amounts in USD thousands)
Revenue as per IFRS	138,516	32,797	188,276	29,914	50,315	13,086	29,476		8,422
Add: Customer inducement costs recorded as a reduction of revenue	63,724	9,197	223,793	8,797	13,873	235	1,570		5
Less: Service cost*	315	6	117,330	6,801	5,373	1,459	286	*	29	*
Adjusted Margin(2)	201,925	41,988	294,739	31,910	58,815	11,862	30,760		8,398

*	Certain loyalty program costs amounting to $88 have been excluded from service cost for the nine months ended December 31, 2020 (nine months ended December 31, 2019: $3,626) relating to “Others”.

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended December 31		For the nine months ended December 31
(Unaudited)	2019	2020	2019	2020
Results from operating activities as per IFRS	(24,374)	(7,343)	(99,152)	(68,000)
Add: Acquisition related intangibles amortization	3,695	3,541	11,111	10,542
Add: Employee share-based compensation costs	10,351	8,954	28,261	28,357
Less: Gain on disposal of an equity-accounted investee	(700)	—	(700)	—
Add: Merger and acquisitions related expenses	—	—	936	—
Adjusted Operating Profit (Loss)	(11,028)	5,152	(59,544)	(29,101)

Reconciliation of Adjusted Net Profit (Loss)	For the three months ended December 31		For the nine months ended December 31
(Unaudited)	2019	2020	2019	2020
Profit (Loss) for the period as per IFRS	(29,511)	(3,496)	(108,906)	(59,243)
Add: Acquisition related intangibles amortization	3,695	3,541	11,111	10,542
Add: Employee share-based compensation costs	10,351	8,954	28,261	28,357
Less: Gain on disposal of an equity-accounted investee	(700)	—	(700)	—
Add: Merger and acquisitions related expenses	—	—	936	—
Add (Less): Income tax (benefit) expense	(88)	(73)	86	(339)
Add (Less): Net change in value of financial liability in business combination	389	(1,323)	1,044	(717)
Add (Less): Share of loss (profit) of equity-accounted investees	15	83	1	142
Adjusted Net Profit (Loss)	(15,849)	7,686	(68,167)	(21,258)
Adjusted Earnings (Loss) per share
Diluted	(0.15)	0.07	(0.65)	(0.20)

Reconciliation of Adjusted Diluted Earnings (Loss) per Share	For the three months ended December 31		For the nine months ended December 31
(Unaudited)	2019	2020	2019	2020
Diluted Earnings (Loss) per share for the period as per IFRS	(0.28)	(0.03)	(1.04)	(0.56)
Add: Acquisition related intangibles amortization	0.04	0.03	0.11	0.10
Add: Employee share-based compensation costs	0.10	0.08	0.27	0.27
Less: Gain on disposal of an equity-accounted investee	(0.01)	—	(0.01)	—
Add: Merger and acquisitions related expenses	—	—	0.01	—
Add (Less): Income tax (benefit) expense	*	*	*	*
Add (Less): Net change in value of financial liability in business combination	*	(0.01)	0.01	(0.01)
Add (Less): Share of loss (profit) of equity-accounted investees	*	*	*	*
Adjusted Diluted Earnings (Loss) per share	(0.15)	0.07	(0.65)	(0.20)

*	Less than $0.01.

(Unaudited)	For the three months ended December 31, 2020
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	-62.1%	-66.6%	-43.1%	-49.9%	-61.3%	-63.3%	-76.3%	-56.6%	-52.1%
Impact of Foreign Currency Translation	1.7%	1.6%	2.6%	2.1%	1.7%	1.6%	1.2%	2.0%	2.0%
Constant Currency Growth	-60.4%	-65.0%	-40.5%	-47.8%	-59.6%	-61.7%	-75.1%	-54.6%	-50.1%

(Unaudited)	For the nine months ended December 31, 2020
	Revenue					Adjusted Margin
Reported Growth and Constant Currency Growth (YoY)	Air Ticketing	Hotels and Packages	Bus Ticketing	Others	Total	Air Ticketing	Hotels and Packages	Bus Ticketing	Others
Reported Growth	-76.3%	-84.1%	-74.0%	-71.4%	-79.3%	-79.2%	-89.2%	-79.8%	-72.7%
Impact of Foreign Currency Translation	1.4%	0.9%	1.5%	1.7%	1.2%	1.2%	0.8%	1.1%	1.6%
Constant Currency Growth	-74.9%	-83.2%	-72.5%	-69.7%	-78.1%	-78.0%	-88.4%	-78.7%	-71.1%

MAKEMYTRIP LIMITED

SELECTED OPERATING AND FINANCIAL DATA

(Unaudited)

	For the three months ended December 31, 2020		For the nine months ended December 31, 2020
	2019	2020	2019	2020
	(in thousands, except percentages)
Unit Metrics
Air Ticketing – Flight segments(1)	11,648	5,337	33,417	8,560
Hotels and Packages – Room nights(2)	8,472	3,123	23,540	4,111
Standalone Hotels – Online(3) – Room nights(2)	8,295	3,097	23,060	4,084
Bus Ticketing – Travelled tickets	21,338	10,328	60,000	13,729

Adjusted Margin
Air Ticketing	$70,940	$26,005	$201,925	$41,988
Hotels and Packages	106,294	25,154	294,739	31,910
Bus Ticketing	20,817	9,028	58,815	11,862
Others	8,611	4,122	30,760	8,398

Gross Bookings
Air Ticketing	$986,587	$348,636	$2,889,155	$552,889
Hotels and Packages	471,707	140,386	1,310,009	178,893
Bus Ticketing	242,253	109,743	687,894	144,419
	1,700,547	598,765	4,887,058	876,201

Adjusted Margin %
Air Ticketing	7.2%	7.5%	7.0%	7.6%
Hotels and Packages	22.5%	17.9%	22.5%	17.8%
Bus Ticketing	8.6%	8.2%	8.6%	8.2%

Notes:

(1)	“Flight segments” means a flight between two cities, whether or not such flight is part of a larger or longer itinerary.
(2)

“Room nights,” also referred to as “hotel-room nights,” is the total number of hotel rooms occupied by a customer or group, multiplied by the number of nights that such customer or group occupies those rooms.

(3)	“Standalone Hotels – Online” refer to Standalone Hotels booked on desktops, laptops, mobiles and other online platforms.